[KLG SEATTLE LETTERHEAD]

January 20, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman
David Link
Ameen Hamady
Jennifer Monick

Re:	Bellevue Life Sciences Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 4, 2022
File No. 333-264597

Dear Ms. Gorman:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in a written comment letter on November 8, 2022 with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-264597) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 5 to the Registration Statement (the “Amendment”) that includes responsive changes to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors

If we seek stockholder approval of our initial business combination…., page 32

1.

We note response to comment 2 of our letter that “To the extent that any such securities are purchased, such public securities will not be voted ….” We also note the header of the risk factor that “If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of our common stock.” Please confirm how you intend to comply with the requirements of Rule 14e-5 under the Exchange Act. We refer you to the Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The disclosures on pages 25 and 32 have been revised to clarify that any such securities purchased will not be voted in accordance with Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01.

U.S. Securities and Exchange Commission

January 20, 2023

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1 - Opinion of K&L Gates LLP, page II-5

2.

We note the assumption in clause (iv). This assumption is not appropriate as it relates to the authority of the company or its officers. Please have counsel provide a revised opinion that limits the applicability of these assumptions. Refer to Section II.B.3.a. of Staff Legal Bulletin 19 for guidance.

This will confirm that we have included a revised opinion as Exhibit 5.1 to the Amendment that limits the applicability of the assumption to which the Staff had objected.

We appreciate your time and attention to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

Gary J. Kocher

cc:    Kuk Hyoun Hwang, Chief Executive Officer